Exhibit 99.1

Sierra Wireless Appoints Lori O’Neill to Board of Directors

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 10, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the appointment of Lori O’Neill, FCPA, FCA, CPA, ICD.D, to the company’s Board of Directors. Ms. O’Neill is an experienced independent corporate director, financial executive and advisor to growth-oriented companies.

“Lori’s experience as Audit Partner for Deloitte & Touche LLP, as well as her risk management leadership with both publicly traded and venture-backed technology companies, make her an excellent addition to our Board as we grow our IoT solutions business,” said Sierra Wireless President and CEO, Kent Thexton. “We are very pleased to welcome Lori to the team.”

Ms. O’Neill started her career with Deloitte & Touche LLP in 1988, and she served as Audit Partner from 1996 to 2012. She is a board member for Constellation Software, as well as a board member and chair of the Audit Committee for Pythian Group Inc., the Ontario Lottery and Gaming Corporation and Hydro Ottawa. Ms. O’Neill also serves as a board member for Ashbury College and the University of Ottawa Heart Institute. She graduated from Carleton University with a Bachelor of Commerce Highest Honors.

“I’m pleased to join the leader in global IoT Solutions as Sierra Wireless continues to grow its business worldwide,” said Ms. O’Neill. “The company is undergoing a transformation to increase recurring services revenue while providing its customers with innovative solutions, so it’s an exciting time to join the Board of Directors.”

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Media:
Kim Homeniuk
+1 (604) 233 8028
pr@sierrawireless.com

Investors:
David Climie
+1 (604) 231 1137
dclimie@sierrawireless.com